Mail Stop 3010

August 11, 2009

R. Nicholas Singh, Esq.
General Counsel
Fixed Income Discount Advisory Company
1211 Avenue of the Americas, Suite 2902
New York, New York 10036

> **Re: CreXus Investment Corp.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed July 31, 2009**
> **File No. 333-160254**

Dear Mr. Singh:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Page references to our comments correspond with the marked version of the amendment that you provided to us.

Our Strategy, page 3

1.   We note your response to comment 7 and your revised disclosure that 20% to 40% of your assets will consist of CMBS, other commercial real estate assets and Agency RMBS. Please revise to provide your anticipated holdings in each of CMBS, Agency RMBS and other commercial real estate assets. In addition, we note that you state that, at the outset, you expect your portfolio to be weighted toward CMBS. Please revise to clarify whether you expect to initially deploy at least a majority of the proceeds from this offering in CMBS.

Experienced Management Team, page 6

2.   We note your response to comment 9 and your revised disclosure. You state that your Manager's senior management team includes "individuals with extensive experience in the residential mortgage industry." Please expand this disclosure to explain in greater detail this experience, as it pertains to your target investments.

Summary Risk Factors, page 7

3.   We note your response to comment 12 and the revised disclosure that your target asset classes are different from those of other entities that are or have been managed by Annaly and your manager. Please revise to clarify, if true, that Annaly and your manager have no experience managing CMBS, commercial real estate loans and securities or other commercial real estate assets.

Use of Proceeds, page 57

4.   We note your response to comment 16 and your revised disclosure. Please include in the risk factors section any material risks related to these investments.

Distribution Policy, page 58

5.   We note your response to comment 17 and that you "do not expect to fund" quarterly distributions from the proceeds of this offering. However, if you *may* use proceeds from offering to fund such distributions, please add risk factor disclosure to address the related risks, specifically the effect it would have on cash available for investing purposes and for distribution purposes, as well as the potential dilution effects, and state that funding distributions using offering proceeds could constitute a return of capital, which would have the effect of reducing the shareholder's basis in your stock. Alternatively, please state that you will not fund quarterly distributions from offering proceeds.

Our Financing Strategy, page 82

6.   We note your revised disclosure in response to comment 21. Please confirm that these ratios relate to both your initial and long-term plans regarding use of leverage.

7.   We reissue comment 22. We note your added disclosure that you cannot provide assurance that you will be able to obtain such financing, but please revise to clarify whether delays or uncertainties associated with the government funding programs may cause you to postpone your initial acquisitions until such funding becomes available or to utilize alternate sources of financing.

Historical Performance, page 88

8.   Please tell us when the offering periods closed for each program you discuss.

9.   We note your response to comment 23. Please indicate, by footnote or otherwise in Table I for each program, that Annaly, Chimera, and the FIDAC Funds fully invest the funds they raise within a few weeks.

10.   Please revise your disclosure to clarify which programs are included in each of your tables and please disclose, as applicable, by footnote or otherwise, that these programs do not have similar investment objectives to you.

11.   We note your response to comment 26 and the revised disclosure that the performance of vehicles that invest in non-Agency RMBS has been adversely affected by difficult market conditions during 2008 and 2009 due to significant dislocations in the financial markets and a decline in the value of residential mortgage assets. Please revise your disclosure on pages 91, 93 and 96 to explain what you mean by dislocations in the financial markets and describe how the decline in the value of residential mortgage assets has impacted these programs.

12.   Please revise Table II for each of Annaly, Chimera and FIDAC – Nonpublic Programs to include all amounts paid to the sponsor from operations, including management fees, reimbursements and any other compensation.

13.   We note Table III for Annaly on page 91. Please include similar information for Chimera or tell us why you believe that it is not appropriate.

Financial Statements and Notes

Note 4 – Management Agreement and Related Party Transactions, page F-5

14.   We have read your response to comment 39 and will continue to monitor the
        issue.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Via Facsimile
        Anthony Green
        K&L Gates LLP
        (202) 778-9100